Exhibit 99.1

Wearable Devices Announces Receipt of Nasdaq Minimum Bid Price Notification

YOKNEAM ILLIT, ISRAEL, Nov. 25, 2022 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS) (“Wearable Devices” or the “Company”) today announced that it has received a written notice (the “Notice”) from Nasdaq Stock Market LLC, indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a period of 180 calendar days to regain compliance with the minimum bid price requirement. The Notice has no immediate effect on the Company's Nasdaq listing or the trading of its ordinary shares, and during the grace period, as may be extended, the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “WLDS”.

According to the Notice, the Company has until May 22, 2023 to regain compliance with the minimum bid price requirement. The Company can regain compliance, if at any time during this 180-day period, the closing bid price of its ordinary shares is at least $1.00 for a minimum of ten consecutive business days, in which case the Company will be provided with written confirmation of compliance and this matter will be closed. In the event that the Company does not regain compliance after the initial 180-day period, the Company may then be eligible for an additional 180-day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period.

The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement, including initiating a reverse stock split. If the Company cannot demonstrate compliance by the allotted compliance period(s), Nasdaq’s staff will notify the Company that its ordinary shares are subject to delisting.

About Wearable Devices Ltd.

Wearable Devices Ltd. (the “Company”), a growth company developing a non-invasive neural input interface technology in the form of a wrist wearable band for controlling digital devices using subtle finger movements. Our company’s vision is to create a world in which the user’s hand becomes a universal input device for touchlessly interacting with technology, and we believe that our technology is setting the standard input interface for the Metaverse. Since our technology was introduced to the market, we have been working with both Business-to-Business and Business-to-Consumer customers as part of our push-pull strategy. Combining our own proprietary sensors and Artificial Intelligence, or AI, algorithms into a stylish wristband, our Mudra platform enables users to control digital devices through subtle finger movements and hand gestures, without physical touch or contact. For more information, visit https://www.wearabledevices.co.il/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements in this press release when it discusses regaining compliance with Nasdaq’s continued listing requirements, and timing and effect thereof. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the preliminary prospectus dated September 30, 2022 and our other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200
wearablesdevices@imsinvestorrelations.com